Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Jetson Surf Technology, Inc.
113 5th Avenue
Indialantic, FL 32903
http://jetsonsurftechnology.com

Up to $1,234,999.72 in Common Stock at $1.01
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Jetson Surf Technology, Inc.
Address: 113 5th Avenue, Indialantic, FL 32903
State of Incorporation: DE
Date Incorporated: June 07, 2018

Terms:

Equity

Offering Minimum: $9,999.00 | 9,900 shares of Common Stock
Offering Maximum: $1,234,999.72 | 1,222,772 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.01
Minimum Investment Amount (per investor): $249.47

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Combo/Avid Investor Perk

Early Bronze: Invest $250+ within the first two weeks and receive 5% bonus shares

Early Silver: Invest $500+ within the first two weeks and receive 7% bonus shares

Early Gold: Invest $1,000+ within the first two weeks and receive 10% bonus shares

Early Platinum: Invest $5,000+ within the first two weeks and receive 15% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive 1% bonus shares

Tier 2 Perk — Invest $1,000+ and receive 3% bonus shares

Tier 3 Perk — Invest $5,000+ and receive 5% bonus shares

Tier 4 Perk — Invest $10,000+ and receive 10% bonus shares

Tier 5 Perk — Invest $20,000+ and receive 15% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Jetson Surf Technology will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.01 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $101. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Jetson Surf Technology, Inc. ("Jetson Surf Technology" or the "Company") is a C-Corp organized under the laws of the state of Delaware to provide aging surfers who need assisted paddling to take off to catch more waves. Enables life savers and Fire & Ocean Rescue department professionals to reach distressed victims quickly to save lives.

Jetson Surf Technology has developed USPTO-patented electric-powered propulsion surfboards, stand-up paddle boards, and ocean rescue boards.

Jetson Surf Technology was initially organized on February 1, 2017, as a Florida Limited Liability Company. On June 7, 2018, Jetson Lithium-Ion Electric Powered Surf & Rescue Boards, Inc, a Florida C-Corp was formed. During the period of June 7, 2018, and December 26, 2018, all assets were transferred from the Florida LLC to the Florida C-Corp. The Florida LLC was then dissolved on December 26, 2018. Jetson Lithium Ion Electric Powered Surf & Rescue Boards, Inc, later converted to a Delaware C-Corp on June 6, 2023, and changed its name to Jetson Surf Technology, Inc on July 10, 2023.

Competitors and Industry

Jetson has a USPTO patent and does not have competitors.

A Growing Surf Market: Size & Growth: Global surf equipment market has steady growth, compounding an annual growth rate (CAGR) of around 5%. Industry reports market value of $9.2 B in 2020 and is projected to be $11.5 B by 2025.

Fire & Ocean Rescue teams have purchased rescue boards. We anticipate more high-volume sales from county and state fire and ocean rescue departments nationwide. DOD contacted Jetson about a possible future contract.

Jetson was founded on the idea of keeping surfers surfing for a lifetime. Jetson will make a global humanitarian impact. Whether that be through our jet propulsion rescue and SUP or our standard surfboards.

Current Stage and Roadmap

Jetson is currently pre-revenue, in the prototyping and research and development stages. Jetson had product availability from 2015 to 2019 for sales and beta testing. Jetson does not currently have board models available, but does have accessories available now for existing customers.

Jetson only services existing customers at this time and is focused on obtaining additional funding at this time to build the Jetson line of electric-powered propulsion boards in quantity vertically integrated.

The US Department of Defense has indicated interest in Jetson providing them with stealthy e-boards for the Special Operations Division. In the future, Jetson plans to pursue a partnership with the US Department of Defense. Jetson plans to use the funds from this raise to hopefully cut costs on manufacturing our boards by at least 30%. Rising global costs make margins very slim, so Jetson has found a new method of manufacturing that will make the boards stronger and cheaper to build.

The Team

Officers and Directors

Name: Gary Lane

Gary Lane's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Founder, Director, President & Secretary

Dates of Service: August, 2019 - Present
Responsibilities: Execute the Board's vision and direction and provide leadership for the corporation. Perform high-level managerial duties that relate to the business's overall operations. Oversee budget, staff workloads and ensure that production is within budgetary constraints. Find ways to increase profitability levels of the corporation.

Other business experience in the past three years:

- Employer: Morris USA & Overseas LLC d/b/a Morris Overseas Tours
  Title: Managing Member
  Dates of Service: January, 1986 - Present
  Responsibilities: Travel Consultant

Name: Robert Maier

Robert Maier's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director, Vice President, and Treasurer
  Dates of Service: August, 2019 - Present
  Responsibilities: Overseeing and conducting management, product, and prototype development. Communications liaison with manufacturing, Jetson team members, purchasing of raw materials and parts to continue developing the latest technology in electric-powered propulsion surf, rescue, and SUP boards. Accounting and funding Jetson fixed expenses. Bob is not receiving a salary from Jetson Surf Technology and has 4,175,000 shares.

Other business experience in the past three years:

- Employer: Delta Airlines
  Title: Captain
  Dates of Service: August, 2019 - September, 2022
  Responsibilities: Boeing 767 ER International Captain

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the company will be able to find sufficient demand for our product. While people may learn that Jetson is patented by the USPTO, there can be no assurance that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means

that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the ocean rescue equipment industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured fifty prototypes for our electric-powered propulsion e-boards. Delays or cost overruns in the development of our electric-powered propulsion boards and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it could change its operations and your investment may not hold its value.. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we could fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company with a USPTO Patent that caters to a select market, we do compete against other recreational activities in the marketplace. Our business growth depends on the market interest in the company over other activities.

We are an early stage company and have limited revenue and operating history
The company has a short history, has some customers, and effectively no revenue at this time. It's because you think that electric-powered propulsion surf and rescue e-boards are a good idea, that the team will be able to successfully market and sell the product or service. This is so that the company can successfully market, and sell the product and service, and that we can price them right and sell to enough people so the company will succeed. Further, we have never turned a profit and, although it is likely we will succeed, there is no assurance that we will be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 1 patent. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Gary Lane	5,537,000	Common Stock	50.86%
Robert Maier	4,175,000	Common Stock	38.35%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,222,772 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 10,887,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

One vote per share

Material Rights

The Board of Directors of the Corporation shall have the authority to authorize the issuance of Preferred Stock in one or more classes or series. The number and designation of such shares, and the respective rights (including voting rights) preferences, powers, privileges, restrictions, qualifications and limitations of such shares shall be set forth in one or more resolutions of the Board of Directors. The shares of each class or series of Preferred Stock may vary from the shares of any other class or series in any respect. The Board of Directors may increase the number of shares of Preferred Stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the Preferred Stock not designated for any existing class or series of the Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2021 was $51,247 compared to $101,557 in fiscal year 2022.

Year 2021 had very low sales compared to 2022 due to Covid. Our manufacture in Spain was shutdown do to covid protocols in Spain. In 2022 Jetson ran a crowdfunding campaign that raised $54,000 in preorders.

Cost of sales

Cost of Sales for fiscal year 2021 was $32,117 compared to $ 10,249 in fiscal year 2022.

In 2021 Jetson had been producing e-boards in prototype development stages. Supply chain prices increased up to 38% due to COVID's strain on manufacturing in 2022. In 2022 Jetson was not manufacturing prototype e-boards. In 2023 we will see the reflection of COGS increase by 38% due to supply chain issues and Covid.

Gross margins

Gross margins for fiscal year 2021 were 100% compared to 100% in fiscal year 2022.

In 2021, Jetson sold e-Rescue Boards for 10K each to Palm Beach County Fire and Ocean Rescue. The Cost to build each board was 5K. In 2022 the cost to build the e-boards increased by $2,000. Jetson increased the price of the rescue boards to Fire & Ocean departments to $11,995.

Expenses

Expenses for fiscal year 2021 were $89,668 compared to $116,217 in fiscal year 2022.

In 2022, the expenses increased due to marketing for our Indiegogo CF Campaign as well as the build of Jetson's e-board factory in Ecuador.

Historical results and cash flows:

The Company is currently in the pre-production stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because Jetson did not have the necessary cash flow to meet the costs of production and marketing. Jetson has a waitlist of orders from surfers, surf shop distributors, and fire and ocean rescue departments all over the USA, AUS, Israel and Japan. Past cash was primarily generated through investments from our Angel Investor. Some previous cash flow of around $54,000 was generated through preorders on our Indiegogo Crowdfunding campaign. Our goal is to solidify multiple contracts that are pending. One example would be the Department of Defense which expressed interest that Jetson builds Stealth E-Longboard/E-rescue boards for the Navy, Merchant Marines, and Coast Guard.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Jetson currently has shareholder investment capital at our disposal. As of April 2023, the Company has capital resources available in the form of capital contribution in the amount of $100,000 and $30,000 cash on hand. Additionally, we have a line of credit for $20,000 from Community Credit Union of Florida Visa Credit Card.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds will be critical to Jetson producing our products at a mass scale. Lowering our COGS, purchasing thermal injection molding machines which we anticipate will cut costs by at least 65%.

We believe the funds of this Start Engine CF campaign are critical to our company operations. These funds are critical and are required to support Jetson's manufacturing renovation. These funds will allow us to cut consumer and distributor costs and have the ability to spend marketing funds to increase sales revenue.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are critical to the viability of the Company. Of the total funds that our Company has, 1M will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $7,500 for expenses related to salaries; inventory; marketing and manufacturing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount 1.25M, we anticipate the Company will be able to operate for 10 years. This is based on a current monthly burn rate of $7,500 for expenses related to salaries; inventory; marketing and manufacturing plant overhead. Burn rate will increase after funding due to higher inventory, increase in the amount of salaries, inventory marketing and manufacturing locations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a 3.75M Reg CF funding round on Start Engine.

Indebtedness

- Creditor: Robert E. Maier and Gary Lane
  Amount Owed: $6,000.00
  Interest Rate: 1.0%
  Maturity Date: April 08, 2024
  PPP Loan

- Creditor: Promissory Note Robert E. Maier
  Amount Owed: $45,000.00
  Interest Rate: 1.25%
  Maturity Date: January 31, 2024

- Creditor: Robert E. Maier
  Amount Owed: $125,500.00
  Interest Rate: 0.0%

- Creditor: Gary Lane
  Amount Owed: $1,958.00
  Interest Rate: 0.0%

- Creditor: Robert E. Maier
  Amount Owed: $80,000.00
  Interest Rate: 1.25%
  Maturity Date: January 31, 2024
  Promissory Note

Related Party Transactions

- Name of Entity: Robert E. Maier and Gary Lane
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $6,000.00 PPP loan with 1% interest.
  Material Terms: Total amount owed is $6,035.00 with a maturity date of April 8, 2024.

- Name of Entity: Robert E. Maier
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Promissory Note to Robert E. Maier with an amount of $45,000.
  Material Terms: 1.25% interest and a maturity date of January 31, 2024

- Name of Entity: Robert E. Maier
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $80,000.00 Promissory Note with an Interest Rate of 1.25%
  Material Terms: Maturity Date of January 31, 2024

- Name of Entity: Robert E. Maier
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Loan in the amount of $125,500.00 with 0% interest.
  Material Terms: No set maturity.

- Name of Entity: Gary Lane
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Loan in the amount of $1,958.00 with 0% interest.
  Material Terms: No set maturity

Valuation

Pre-Money Valuation: $10,995,870.00

Valuation Details:

The Company has calculated this pre-money valuation internally without the use of any formal independent third party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding. The Company has no outstanding options, warrants, or other securities with a right to acquire shares. The Company does not have any shares reserved for issuance under a stock plan.

The valuation of $11 million for Jetson Surf Technology is based on the following factors:

1. Initial Revenue Generated: Jetson has generated revenue from the sale of 10 rescue boards at $11,995 per board, resulting in $119,950 in total revenue. Additionally, they have sold 125 surfboards for a total of $1 million since inception. These revenue figures, combined with the fact that they have produced 285 boards since inception, provide a solid basis for valuing the company.

2. Projected Sales and Waitlist Customers: Jetson has a waitlist of 549 boards, each valued at $8,995, totaling a potential $4.88 million in revenue. Based on their financial projections, they expect to exceed $1.78 million in sales by 2023-2024. These projected sales, while not guaranteed, provide a reasonable basis for valuing the company.

3. Value of Assets: Jetson's production facility in Ecuador has state-of-the-art equipment, including a Shape 3D epoxy foam blank CNC shaping machine, and is fully operational. The company has also acquired an additional $143,000 in assets year-to-date in 2023. Furthermore, Jetson owns a US patent for a water propulsion electric-powered water recreation surfboard, adding additional value to the company.

4. Management's Experience and Past Successes: Jetson's management team has extensive experience in international marketing, product development, accounting, and fixed assets. They also have specialized skills in electronic component design, electric motor and lithium battery technology, and video and content creation. The team's experience and past successes provide confidence in their ability to execute on their business plan.

5. Additional Preliminary Sales Agreements: Jetson has secured preliminary, non-binding, sales agreements with Boca Roton Fire and Ocean Rescue, Palm Beach County Fire and Ocean Rescue, and Bliss Co. in Japan, totaling between $144,000 and $216,000. They are also in negotiations with SAMS Club and have received preliminary orders from several Japanese distributors. These agreements and orders provide further evidence of the company's potential success in the market and add value to the company's overall valuation.

In summary, the company's valuation of $11 million is based on a combination of initial revenue generated, projected sales and waitlist customers, the value of its assets, the experience of its management team, and additional preliminary sales agreements. Together, these factors provide a reasonable basis for valuing Jetson Surf Technology.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,999.72, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- Marketing
  24.0%
  Approximately 24% of funds will be used for retargeting for investors in this offering and potential future offerings, consumers, and brand awareness.
- Research & Development
  12.0%
  Jetson's R&D will amount to at least 12%. Jetson has all the infrastructure it needs to build out operational e-boards. Jetson is looking to use 12% of the funds raised to continuously improve Jetson's technology and develop new e-boards in the future.
- Company Employment
  25.0%
  Around 25% of the total funds raised to pay Jetson Team salaries.
- Inventory
  12.0%
  Jetson is planning on using the funds raised to cut costs on manufacturing of our boards
- Operations

10.5%
Jetson plans to use 10.5% to pay the operational costs of Jetson's surf facility in Ecuador as well as operational costs in the continental US.

- StartEngine Service Fees
1.0%
Fees for certain services provided by StartEngine

- Manufacturing Overhaul
10.0%
Jetson will be transitioning 3D printing and CNC machine to thermal injection molding, which, according to our research, will reduce overhead costs by 40%.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://jetsonsurftechnology.com (http://jetsonsurftechnology.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/jetsonsurftechnology

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Jetson Surf Technology, Inc.

[See attached]

JETSON LITHIUM-ION ELECTRIC POWERED SURF AND RESCUE BOARDS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Jetson Lithium-Ion Electric Powered Surf & Rescue Boards, Inc.
Indialantic, Florida

We have reviewed the accompanying financial statements of Jetson Lithium-Ion Electric Powered Surf & Rescue Boards, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 30, 2023
Los Angeles, California

JETSON LITHIUM-ION ELECTRIC POWERED SURF AND RESCUE BOARDS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	60,858	$	24,092
Inventory		445		445
Total Current Assets		**61,303**		**24,537**
Property and Equipment, net		25,713		
Security Deposit		275		275
Total Assets	**$**	**87,291**	**$**	**24,812**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	6,054	$	15,746
Shareholder Loan		129,498		121,514
Other Current Liabilities		1,236		598
Total Current Liabilities		**136,788**		**137,858**
Promissory Notes and Loans		131,500		51,000
Total Liabilities		**268,288**		**188,858**
STOCKHOLDERS EQUITY				
Common Stock		988,750		988,750
Subscription Receivable		(988,750)		(988,750)
Shareholder Distribution		(830)		(830)
Retained Earnings/(Accumulated Deficit)		(180,167)		(163,216)
Total Stockholders' Equity		**(180,997)**		**(164,046)**
Total Liabilities and Stockholders' Equity	**$**	**87,291**	**$**	**24,812**

See accompanying notes to financial statements.

JETSON LITHIUM-ION ELECTRIC POWERED SURF AND RESCUE BOARDS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	114,441	$	61,461
Cost of Goods Sold		10,249		32,117
Gross profit		104,192		29,344
Operating expenses				
General and Administrative		54,585		61,578
Sales and Marketing		59,936		28,394
Total operating expenses		114,521		89,971
Operating Income/(Loss)		(10,329)		(60,627)
Interest Expense		6,622		598
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(16,951)		(61,225)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(16,951)**	**$**	**(61,225)**

See accompanying notes to financial statements.

JETSON LITHIUM-ION ELECTRIC POWERED SURF AND RESCUE BOARDS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock			Subscription		Shareholder		Retained earnings/		Total Shareholder	
	Shares		Amount	Receivable		Distribution		(Accumulated Deficit)		Equity	
Balance—December 31, 2020	98,875	**$**	**988,750**	**$**	**(988,750)**	**$**	**(830)**	**$**	**(101,991)**	**$**	**(102,821)**
Issuance of Stock	-	**$**	**-**			**$**	**-**			**$**	**-**
Net income/(loss)									(61,225)		(61,225)
Balance—December 31, 2021	98,875		988,750		(988,750)		(830)	$	(163,216)	**$**	**(164,046)**
Issuance of Stock	-		-				-				-
Net income/(loss)									(16,951)		(16,951)
Balance—December 31, 2022	**98,875**	**$**	**988,750**	**$**	**(988,750)**	**$**	**(830)**	**$**	**(180,167)**	**$**	**(180,997)**

See accompanying notes to financial statements.

JETSON LITHIUM-ION ELECTRIC POWERED SURF AND RESCUE BOARDS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(16,951)	$	(61,225)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Equipment		4,287		
Changes in operating assets and liabilities:				
Inventory		-		-
Credit Cards		(9,693)		5,163
Other Current Liabilities		639		598
Net cash provided/(used) by operating activities		**(21,718)**		**(55,464)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(30,000)		-
Net cash provided/(used) in investing activities		**(30,000)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Shareholder Loans		7,984		7,000
Borrowing on Promissory Notes and Loans		80,500		51,000
Net cash provided/(used) by financing activities		**88,484**		**58,000**
Change in Cash		36,766		2,536
Cash—beginning of year		24,092		21,556
Cash—end of year	**$**	**60,858**	**$**	**24,092**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	6,622	$	598
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Jetson Surf Technology was initially organized on February 1, 2017, as a Florida Limited Liability Company. On June 7, 2018, Jetson Lithium-Ion Electric Powered Surf & Rescue Boards, Inc, a Florida C-Corp was formed. During the period of June 7, 2018, and December 26, 2018, all assets were transferred from the Florida LLC to the Florida C-Corp. The Florida LLC was then dissolved on December 26, 2018. Jetson Lithium Ion Electric Powered Surf & Rescue Boards, Inc, later converted to a Delaware C-Corp on June 6, 2023, and changed its name to Jetson Surf Technology, Inc on July 10, 2023. The financial statements of Jetson Lithium-Ion Electric Powered Surf & Rescue Boards, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Indialantic, Florida.

Jetson is a surfboard that includes a miniature jet which gives user a boost at the most important moments: paddling momentum to take off on wave. It is a surfboard that will allow user to catch more waves to make the most of surfing experience. Moreover, when the size of the waves or the strength of the current goes beyond user's limits, Jetson provides user with the extra power to stay at the take-off spot. It is a powerful tool that helps user catch big waves, especially for older surfers who could use a little help to paddle out on a huge wave day.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an FIFO (first-in-first-out) method.

Income Taxes

Jetson Lithium-Ion Electric Powered Surf & Rescue Boards, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of surfboard products.

Cost of sales

Costs of goods sold include the cost of products sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $59,936 and $28,394, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 30, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	445	445
Total Inventory	**$ 445**	**$ 445**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued Interest	1,236	598
Total Other Current Liabilities	**$ 1,236**	**$ 598**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Manufacturing Machinery	$ 30,000	$ -
Property and Equipment, at Cost	**30,000**	**-**
Accumulated depreciation	(4,287)	-
Property and Equipment, Net	**$ 25,713**	**$ -**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $4,287 and $0, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,000 shares of Common Stock with a par value of $10.00. As of December 31, 2022, and December 31, 2021, 98,875 shares have been issued and are outstanding.

7. DEBT

Promissory Notes & Loans

During 2022 and 2021, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP Loan	$ 6,000	1.00%	4/8/2021	4/8/2023	$ 35	35	$ -	$ 6,000	$ 6,035	$ 35	$ 35	$ -	$ 6,000	$ 6,035
Promissory Note- Robert E. Mayer	$ 45,000	1.25%	12/31/2020	1/31/2024	$ 563	1,125		$ 45,000	$ 46,125	$ 563	$ 563	$ -	$ 45,000	$ 45,563
Promissory Note- Robert E. Mayer	$ 85,000	1.25%	12/17/2022	1/31/2024	$ 41	41	$ -	$ 80,500	$ 80,541	$ -	$ -			
Total					**$ 638**	**$ 1,201**	**$ -**	**$ 131,500**	**$ 132,701**	**$ 598**	**$ 598**	**$ -**	**$ 51,000**	**$ 51,598**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ -
2024	131,500
2025	
Thereafter	
Total	**$ 131,500**

Owner Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

				For the Year Ended December 2022			For the Year Ended December 2021		
Owner	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Robert E Maier	$ 125,500	0.00%	No set maturity	$ 127,540		$ 127,540	$ 119,556		$ 119,556
Gary B Lane	$ 6,000	0.00%	No set maturity	1,958		1,958	1,958		1,958
Total				$ 129,498	$ -	$ 129,498	$ 121,514	$ -	$ 121,514

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (12,539)	$ (13,706)
Valuation Allowance	12,539	13,706
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (32,406)	$ (19,867)
Valuation Allowance	32,406	19,867
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $127,293, and the Company had state net operating loss ("NOL") carryforwards of approximately $127,293. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

In the past, the Company received loans from the shareholder, Robert E Maier. The loan bears no interest rate and no maturity date was set. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $127,540 and $119,556, respectively.

In the past, the Company received loans from the shareholder, Gary B Lane. The loan bears no interest rate and no maturity date set. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $1,958.

On December 31, 2020, the Company entered into a Promissory note agreement with the shareholder Robert E Maier. The note bears an interest rate of 1.25% and has a maturity date set to January 31, 2024. As of December 31, 2022 and December 31, 2021, the outstanding balance of the note is $45,000.

On December 17, 2022, the Company entered into a Promissory note agreement with the shareholder Robert E Maier. The note bears an interest rate of 1.25% and has a maturity date set to January 31, 2024. As of December 31, 2022 and December 31, 2021, the outstanding balance of the note is $80,500 and $0, respectively.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through July 30, 2023, which is the date the financial statements were available to be issued.

On June 6, 2023, Jetson Lithium Ion Electric Powered Surf & Rescue Boards, Inc, converted from Florida C-Corp to a Delaware C-Corp. On July 10, 2023, the company changed its name to Jetson Surf Technology, Inc.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $10,329, an operating cash flow loss of $21,718, and negative capital of $180,997. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Jetson Surf Technology is not live or open to the public at this moment.

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GET A PIECE OF JETSON SURF TECHNOLOGY

E-Powered Propulsion Surf, SUP, and Rescue Boards

Since 2016, Jetson Surf Technology has been designing and developing electric-powered propulsion surfboards in a variety of innovative makes and models. The company is newly...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Jetson
Surf Technology
Lithium Electric Powered Propulsion Surfboards

$0 Raised

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Invest Now
$1.01 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$249.47	$11M

REASONS TO INVEST

- With a company mission to keep lifetime surfers surfing for a lifetime, Jetson Surf Technology's products will make it easier for everyone to practice the sport, overcoming physical limitations, lack of technical expertise, and/or challenging conditions at sea. Our patented technology is customizable for a variety of uses, including recreation, rescue, and rehabilitation.

- Jetson Surf Technology's customer base caters to an estimated 2.8M surfers in the U.S. with 60% of those surveyed being over the age of 25.* Recent statistics cite that surfboards and surf accessories account for $2.7B in annual sales and by 2026, it is estimated that the global market will be worth $3.1B.*

- The Jetson team is led by expert innovators with a shared love of surfing. We first began developing our innovative brand of surf technology in 2012, and many of our early products are still riding the waves to this day. Our company is committed to creating high-quality, exceptionally durable designs that can be enjoyed by surfers for a lifetime.

*Market information provided by (source) (source)

THE PITCH

Delivering the ultimate experience to surfers of all ages and abilities, Jetson Surf Technology is a line of high-performance surfboards and stand-up paddleboards, boosted with cutting edge electric propulsion technology. Combining exclusive dynamic designs – shortboard, longboard, and fun shape – with proprietary mechanisms that enhance paddle momentum, our e-boards empower users to catch more waves than ever before.*

**Jetson is currently pre-revenue, in the prototyping and research and development stages. Jetson had product availability from 2015-2019 for sales and beta testing. Jetson does not currently have board models available, but does have accessories available now for existing customers.*

Bringing E To The Sea With The Next Wave Riding Technol



Jetson
MEET
JETSON
00:44

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success. Jetson Surfboards shown are prototypes. The Company is currently in the prototype phase and not selling surfboards on the market.

Jetson e-surfboards have been expertly engineered to preserve the traditional surfing experience while also providing an uplevel, jet-powered boost. With support from our specialized components, users aren't slowed down by age, injury, or other ability limits, but can instead enjoy precision control and catch waves with perfect timing. Our optimized designs leverage electric waterjet propulsion, integrated touchpad technology, a powerful lithium battery pack, and other innovative features that make for safe, smooth, supercharged wave rides.


Run Time
90 Minutes
Top Speed
6 MPH
Quad Fin
Design
Jet Propulsion
WaterJet System
Touchpad
4 Speed Modes
Charge Time
2-5 Hours
Punch through
breaking waves
Lithium
Battery Pack
Speed Control
4 Buttons

**Jetson Surfboards shown are prototypes. The Company is currently in the prototype phase and not selling surfboards on the market.*

THE OPPORTUNITY

Enabling Surfers Of All Abilities To Hit The Waves With Power

When catching a wave, or executing a rescue mission in the water, every second matters. Even for surfers in peak shape, rough sea conditions can make it challenging to reach waves before they break, and for those facing physical limitations, it becomes even more difficult. As a solution, what Jetson Surf Technology provides is the tech-infused upgrade needed to overcome these obstacles and reach new levels of accomplishment.


6'8" short
8' fun
9' long
9'8" Stand up
Paddle

*Jetson Surfboards shown are prototypes. The Company is currently in the prototype phase and not selling surfboards on the market.

Our e-boards can be used by new surfers to develop their skillset safely, or by seasoned pros, ensuring that they get to enjoy their sport longer. They can also be a powerful therapy tool for injured surfers and those with physical disabilities. Regardless of where you are on your surfing journey, our products are the perfect companion on days when you need a little help to paddle out, or just want an added measure of safety to navigate through breaking waves.


ELECTRIC
POWERED BOARD

**Jetson Surfboards shown are prototypes. The Company is currently in the prototype phase and not selling surfboards on the market.*


4 Speed Touchpad
DO NOT RUN WITHOUT WATER IN THE JET
Jetson


Quad Fin & Jet Propulsion




RESCUE


Jetson

**Jetson Surfboards shown are prototypes. The Company is currently in the prototype phase and not selling surfboards on the market.*

In recent years, we have even begun expanding the capability of our products to aid in live-saving rescue efforts. Jetson Surf Technology's electric powered propulsion boards are being utilized by fire and ocean rescue teams and we are proud to partner with cities and counties to equip our nation's first responders.


Jetson
Surf Technology
01:07

**Jetson Surfboards shown are prototypes. The Company is currently in the prototype phase and not selling surfboards on the market.*

THE MARKET & OUR TRACTION

Developing Unmatched Tech In Service Of Surfing Communities Worldwide

To the best of our knowledge, Jetson Surf Technology is the first to introduce electric jet propulsion surf and rescue technology to the commercial marketplace and our efforts have been recognized with full patent protection. At present, we believe we have no direct competitors and are continuing to establish our foothold by scaling operations and developing additional proprietary systems. We are also celebrating a successful crowdfunding campaign launch on IndieGoGo raising over $30K in funding in the first 24 hours.


I miss renting the Jetson electric-powered longboard during my surf trip to Puerto Chicama, Northern Peru so much. I'm in Costa Rica right now and I wish one was here to rent since the long right-hand waves are awesome at Ollie's Point!

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Looking forward to the future, the Jetson team is committed to building a robust brand, and is equally focused on giving back through charitable initiatives. Because a passion for surfing is at the heart of everything we do, we have already hosted, and plan to host more surf lesson events for veterans and disabled communities to help individuals who want to discover or reconnect with the sport.



Celebrating a successful campaign launch on IndieGoGo raising
OVER $30K IN FUNDING
in the first 24 hours

WHY INVEST

Building e-Boards For The Wave Ride Of A Lifetime, And Life-Saving Rescues

From enabling life-saving rescue missions to helping surfers of all ages stay active, Jetson Surf Technology is building products that empower and inspire. Not only have our designs been developed to maximize every user's surfing experience, but we are also innovating lifesaving technology. Our rescue board can reach victims from the shoreline in 55 seconds or less in the deep ocean!We are excited to see our e-boards in action – riding waves and changing lives in the process. With support from this round of funding we look forward to moving into the production phase and expanding our community outreach even further. Get on board with us by investing today!



**Jetson Surfboards shown are prototypes. The Company is currently in the prototype phase and not selling surfboards on the market.*

ABOUT

HEADQUARTERS
113 5th Avenue
Indialantic, FL 32903

WEBSITE
View Site

Since 2016, Jetson Surf Technology has been designing and developing electric-powered propulsion surfboards in a variety of innovative makes and models. The company is newly entering the commercial market, and has recently raised over $54K from investors on IndieGoGo.

TEAM



Gary Lane
CEO, Founder, Director, President, and Secretary

Gary is the founder of Jetson Surf Technology. He graduated from USF in International Marketing & Finance, he has traveled, surfed and operated businesses in six of the seven continents. Gary formed the Jetson team around one single thing, his passion for surfing. Gary acquired the USPTO patent in 2017. His goal is to ensure the fastest response of life saver rescue teams to save victim's lives. His vision has brought the E to the sea with clean energy to also enable all surfers to catch more waves than ever before.



Aaron Renenger
Design Engineer

Micro Computer Design and Integration prototyping through CAD, 3D Printing, Mold Design, Surfboard Shaping and Design with CAD and Multi Axis CNC Machines.



Alonso Espino
Information Management Analyst

Alonso graduated from San Ignacio de Loyola University in Lima, Peru as an Industrial & Commercial Engineer. He is an Information Management Analyst with experience in Business and Financial Analytics. Currently, he is responsible for providing support to Jetson's IT department.



Michael Rosenkrantz
Digital Media Specialist

Currently Designing and maintaining the Jetson Surf Technology website. Degree in Science in Technology as well as other related certificates in the digital media field. Contributes to the Jetson Surf Technology digital age. Additional skills include creative graphic designer, videographer, photographer, script editor and Jetson's content creation.

Michael works part-time for Jetson Surf Technology (approx 20 hours per week).



Zakk Davis
Financial Advisor

Zakk is an integral part of Jetson Surf Technology. With a background in international Business and Marketing he has quested in multiple sectors of tech, private equity, and blockchain development. He sits on the prestigious consulting board for 1925 Consulting LLC in NYC, where he advises corporations on web3 and blockchain integrations. He saw Jetson Surf Technology as a rare opportunity due to Jetson's use cases. He believes in creating a cleaner and better future.



Bob Maier
Director, Vice President, and Treasurer

Bob graduated from the University of Florida with a Civil Engineering Degree in 1979 studying Environmental and Coastal Engineering. He flew as a Naval Aviator in the United States Navy retiring with the rank of O-5 and also flew commercially and retired as a Boeing 767 ER International Captain. In 2018 he partnered with Gary Lane, the founder of Jetson Surf Technology, to develop electric powered propulsión surfboards here in the USA. Bob, surfing since the 1970s, believes that Jetson will take surfing to a new level that will keep lifetime surfers surfing a lifetime!



Edward Paradiso
Head of Research And Development

With a background in Engineering, Research and Development, Ed has used his skill level ad experience and develop better motors, lithium batteries, and electronics for the Jetson jet propulsion system used in all board models. Experienced in design, manufacturing, injection molding, pro-wave lights technology, reading blueprints, drafting specifications and wireless drone operations for video content has placed Jetson in the high-tech arena.

TERMS

Jetson Surf Technology

Overview

PRICE PER SHARE
$1.01

VALUATION
$11M

FUNDING GOAL
$10k - $1.23M

Breakdown

MIN INVESTMENT
$249.47

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.72

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
9,900

MAX NUMBER OF SHARES OFFERED
1,222,772

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Combo/Avid Investor Perk

***Early Bronze**: Invest $250+ within the first two weeks and receive 5% bonus shares*

***Early Silver**: Invest $500+ within the first two weeks and receive 7% bonus shares*

***Early Gold:** Invest $1,000+ within the first two weeks and receive 10% bonus shares*

***Early Platinum**: Invest $5,000+ within the first two weeks and receive 15% bonus shares*

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive 1% bonus shares

Tier 2 Perk — Invest $1,000+ and receive 3% bonus shares

Tier 3 Perk — Invest $5,000+ and receive 5% bonus shares

Tier 4 Perk — Invest $10,000+ and receive 10% bonus shares

Tier 5 Perk — Invest $20,000+ and receive 15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Jetson Surf Technology will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.01 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $101. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

PRESS

Surf Guru

Jetson | Boosted Surfboards & Rescue Boards

View Article

WPTV West Palm Beach

Boca Raton Fire Rescue trains with new rescue equipment

View Article

Show More Press

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Jetson Surf Technology.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

https://drive.google.com/file/d/1iJ0XDilZegS-xo0uQIuKYmfyU2khgq4C/view?usp=drive_link

Video 1:

Hello, Wave Riders and Cutting Edge Tech investors.

My name is Gary Lane, President of Jetson Surf Technology. We're excited to showcase our electric-powered propulsion surfboard. Lightweight, durable, mini-jet motor. It even looks like a regular surfboard. It gives you 90 minutes of battery power with four speeds up to 6 miles per hour, to catch more waves than ever before. Your wave count will triple. The concept has been developed and tested since 2012 and is now fine-tuned and ready to take to market.

Hi, my name is Brian. We at Jetson Surf Technology assemble propulsion surfboards powered by an innovative, USPTO-patented electric motor that goes into every Jetson surfboard. You are viewing Jetson-specific thrust technologies that we use to make the best boards. Thank you for your consideration.

Video 2:

Hi, I'm Ed - 73 years old. I live in Ecuador and Jetson has kept me in the water four days a week for the last seven years. At 68 years old, catching more waves than I could ever imagine.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

JETSON LITHIUM-ION ELECTRIC POWERED SURF & RESCUE BOARDS, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Jetson Lithium-Ion Electric Powered Surf & Rescue Boards, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), does hereby certify as follows:

A. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of Delaware on June 5, 2023.

B. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with section 242 and section 245 of the General Corporation Law of the State of Delaware, and restates, integrates and further amends the provisions of the Corporation's Certificate of Incorporation.

1. **Name.** The name of the Corporation is Jetson Surf Technology, Inc.

2. **Registered Agent.** The Corporation's registered office in the State of Delaware is located at 19 Kris Court, in the City of Newark, County of New Castle Its registered agent at such address is Delaware Registered Agents & Incorporators, LLC.

3. **Purpose.** The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the "GCL").

4. **Authorized Capital.**

4.1. **In General.** The authorized capital of the corporation shall consist of 20,000,000 shares of common stock with $.000001 par value per share ("Common Stock"), and Two Million (2,000,000) shares of preferred stock with $.001 par value per share ("Preferred Stock").

4.2. **Common Stock.**

4.2.1. **In General.** The voting, dividend, and liquidation rights of the holder of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

4.2.2. **Voting Rights.** Each holder of shares of Common Stock shall be entitled to one vote for each share of Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation, including but not limited to the election of directors.

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:41 AM 07/12/2023
FILED 10:41 AM 07/12/2023
SR 20232974065 - File Number 7501053

4.3. **Preferred Stock.** The Board of Directors of the Corporation shall have the authority to authorize the issuance of Preferred Stock in one or more classes or series. The number and designation of such shares, and the respective rights (including voting rights) preferences, powers, privileges, restrictions, qualifications and limitations of such shares shall be set forth in one or more resolutions of the Board of Directors. The shares of each class or series of Preferred Stock may vary from the shares of any other class or series in any respect. The board of Directors may increase the number of shares of Preferred Stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the Preferred Stock not designated for any existing class or series of the Preferred Stock.

5. **Written Ballots**. Unless and except to the extent that the by-laws of the Corporation so require, the election of directors need not be by written ballot.

6. **Limitation of Liability**. To the fullest extent permitted by law, a director shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of or repeal of this section 6 shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to such amendment.

7. **Indemnification; Advancement of Expenses**. The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. Any amendment, repeal or modification of this section 7 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The provisions of this section 7 may be expanded upon, but not restricted, by the bylaws.

8. **Bylaws**. In furtherance and not in limitation of the powers conferred by the GCL, the board of directors is expressly authorized to adopt, amend or repeal the bylaws or adopt new bylaws without any action on the part of the stockholders; provided that any bylaw adopted or amended by the board of directors, and any powers thereby conferred, may be amended, altered or repealed by the stockholders.

9. **Right to Amend**. The corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation or bylaws, from time to time, to amend, alter or repeal any provision of the Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.

10. **No Preemptive Rights**. No stockholder shall have any preferential or preemptive right to acquire additional shares of Stock except to the extent that, and on such terms as, the board of directors from time to time may determine by written resolution.

11. **Forum.** Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, fi the Court of Chancery does not have subject matter jurisdiction, the federal district court for the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of fiduciary duty owed by any director, officer, employee or stockholder of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation, or the By-Laws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this section 11.

12. **Effective Date**. The effective date of the filing of this Amended and Restated Certificate of Incorporation shall be the date of its filing.

IN WITNESS WHEREOF, the undersigned, in their capacity as the Co-Presidents of the Corporation, have executed this Amended and Restated Certificate of Incorporation on July 10, 2023.

DocuSigned by:

Gary B. Lane

2FCC0958FE78436...

Gary B. Lane, President

Exhibit G to Form C

Test The Waters Materials

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Surf Technology
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Surf Technology
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No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


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Surf Technology
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No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

Jetson Surf Technology

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Catch the Investment Wave: Jetson Surf Technology, Crafting the Future of Jet Propulsion Surf and Rescue Boards.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.



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Surf Technology
Catch More Waves Than Ever Before
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Catch the Investment Wave: Jetson Surf Technology, Crafting the Future of Jet Propulsion Surf and Rescue Boards.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


Surf Game Evolved
Electric Surf and Rescue Boards are Changing the Game.
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Revolutionizing Water Rescue: Reserve Shares in Jetson Surf Technology, the pioneers behind advanced jet propulsion surf and rescue boards, enhancing ocean safety and elevating the surfing experience. Join us in shaping the future of aquatic adventures.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


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Catch the Investment Wave: Jetson Surf Technology, Crafting the Future of Jet Propulsion Surf and Rescue Boards.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.



Revolutionize Ocean Rescue
Jetson's Lifesaving Jet Powered Rescue Boards.
RESCUE
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Jetson Surf Technology
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Revolutionizing Water Rescue: Reserve Shares in Jetson Surf Technology, the pioneers behind advanced jet propulsion surf and rescue boards, enhancing ocean safety and elevating the surfing experience. Join us in shaping the future of aquatic adventures.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


Jetson
Surf Technology
Revolutionize Ocean Rescue
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Jetson: Where Cutting-Edge Technology Saves

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Jetson Surf Technology
Sponsored ·

Revolutionizing Water Rescue: Reserve Shares in Jetson Surf Technology, the pioneers behind advanced jet propulsion surf and rescue boards, enhancing ocean safety and elevating the surfing experience. Join us in shaping the future of aquatic adventures.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


Beyond the Horizon,
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Jetson Surf and Rescue Boards
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Jetson Surf Technology
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Catch the Investment Wave: Jetson Surf Technology, Crafting the Future of Jet Propulsion Surf and Rescue Boards.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.


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Jetson™
Surf Technology
Revolutionary Jet Propulsion e-Boards
E-FUN SHAPE
E-RESCUE &
E-SURVEILLANCE
E-REEF
OBSERVATION
RESCUE
PANASEA












Jetson
Surf Technology


Jetson™
Surf Technology




Jetson Surf Technology x Panasea
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Jetson
Pana Sea
PANASEA
Watch on YouTube


Experience The Latest in Surfing Technology
Run Time
90 Minutes
Top Speed
6 MPH
Quad Fin
Design
Jet Propulsion
WaterJet System
Touchpad
4 Speed Modes
Charge Time
2-5 Hours
Punch through breaking waves
Lithium
Battery Pack
Speed Control
4 Buttons


Power You Can See !
Catch More Waves Than Ever Before !
Up To 20lbs Of Thrust !


ONLY ON 5
MICHAEL WILLIAMS
@MWILLIAMSWPTV5
6:14 87°

Channel 5 WPTV news segment featuring the Boca Raton Fire and Ocean Rescue Department's testimonial on Jeton's Jet Propulsion e-Rescue Board.

Boca Raton Fire & Ocean Rescue Department News Release By Channel 5 WPTV.

The Boca Raton Department was training with with the Jetson Jet Propulsion e-Rescue Board.

Lieutenant Mike Sember says that the new e-Rescue Board will help with water rescues. He mentions that it's going to cut through the waves and that it has strap handles to hold onto the e-Rescue Board.

Captain Lane Jacobs a first responder mentions that it saves energy as far as making the rescue. It will make the rescue faster.

10' 2"
JET PROPULSION e-RESCUE BOARD



The 10' 2" e-Rescue Board is our answer for Fire & Ocean Rescue Department lifesavers who are looking for a more efficient way of saving distressed swimmers in time sensitive situations.

With a quick deployment and a powerful electric powered propulsion motor that can punch through breaking waves, the rescuer can be guaranteed to arrive at the victim well within a minute…where seconds save lives. Once the rescuer reaches the distressed swimmer, the e-Rescue Board has straps installed that secure the victim on-board.

During an ocean rescue exercise, our Jet Propulsion e-Rescue Board has drastically out preformed conventional ocean rescue methods by arriving to the distressed swimmer significantly faster than the conventional Paddle Board or Rescue Swimmer. Jetson's jet propulsion e-board will provide an excellent advantage to Fire and Rescue Departments across the globe.*


RESCUE
RESCUE

10' 2"
JET PROPULSION e-REEF OBSERVATION BOARD



Whether studying marine biodiversity, tracking coral bleaching events, or monitoring the impact of climate change on underwater habitats, the Jetson Jet Propulsion e-Reef Observation Board is an indispensable tool for scientists, conservationists, and researchers alike. Its seamless integration of sustainable propulsion and observation and asset collection capabilities marks a pivotal advancement in underwater research, enabling us to uncover the secrets of our oceans and better protect their delicate ecosystems for generations to come.*


PANASEA

10' 2"
JET PROPULSION e-SURVEILLANCE BOARD

Jetson
Surf Technology

The e-Surveillance Board assists military and law enforcement to conduct stealth reconnaissance missions. This light weight e board's electric motor covertly cruises under the moonlight to complete its mission.

Jetson is looking to expand its services to the DOD. Our company is working on a e-Jet Propulsion Board model to conduct Surveillance and Stealth operations for potential clients like the Merchant Marines, Navy, and Coast Guard.*



6'8"
JET PROPULSION e-SHORTBOARD



Wanting to ride a short board when the waves get big but huge drift? Not any more! Our 6'8" will power you into that outside set as you will catch the bomb every time! Because of its size and width, the board won't let a single wave get by you. It's jet will help propel you to the lineup, and once you are there it helps you catch the waves, even if conditions





are rough.*



8'

JET PROPULSION e-FUN SHAPE



Our 8'0" will be your go to board for those who want to ride a fun shape without loosing the paddling speed of a long board. Sit outside with the long boarders and catch more waves than ever before.*



9'

JET PROPULSION e-LONGBOARD



Our 9'0" will increase your wave count even when the crowds are heavy or during brutal currents. You will power into position and catch waves with ease and leave the crowd behind.*



9' 8"

JET PROPULSION e-SUP PADDLEBOARD


Jetson

Our 9' 8'' SUP Board combines a fully tested shape to give you total maneuverability while utilizing the extra propulsion of it's integrated jet. Our SUP is made with quality in mind. Features an integrated control panel with four power levels to reach the propulsion needed for all SUP water conditions.*



FAQ



FAQ

If your question does not appear in FAQ or on the website, we will be happy to reply.

321 313 8059 - info@Jetsonsurftechnology.com

*Disclaimer: At this time our e-boards are not available on the market.**

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

